PRICING SUPPLEMENT NO. 13/A ^	Rule 424(b)(2)
DATED: May 16, 2007	File No. 333-136666
(To Prospectus dated August 16, 2006,
and Prospectus Supplement dated August 16, 2006)

THE BEAR STEARNS COMPANIES INC.
Medium-Term Notes, Series B

Principal Amount: $1,500,000,000	Floating Rate Notes [x]	Book Entry Notes [x]
Original Issue Date: 5/18/2007	Fixed Rate Notes [ ]	Certificated Notes [ ]
Maturity Date: 5/18/2010	CUSIP#: 073928W25
Option to Extend Maturity:	No Yes	[x] [ ] Final Maturity Date:

Redeemable On	Redemption Price(s)	Optional Repayment Date(s)	Optional Repayment Price(s)
N/A	N/A	N/A	N/A

Applicable Only to Fixed Rate Notes:

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
Interest Rate Basis:	Maximum Interest Rate: N/A
[ ] Commercial Paper Rate	Minimum Interest Rate: N/A
[ ] Federal Funds Effective Rate
[ ] Federal Funds Open Rate	Interest Reset Date(s): *
[ ] Treasury Rate	Interest Reset Period: Quarterly
[x] LIBOR Rate +	Interest Payment Date(s): **
[ ] Prime Rate
[ ] CMT Rate
Initial Interest Rate: 5.48%	Interest Payment Period: Quarterly
Index Maturity: Three months
Spread (plus or minus): +0.12%

^
This Pricing Supplement No. 13/A is being filed solely for the purpose of amending footnote + hereof, and replaces and supersedes in its entirety Pricing Supplement No. 13, filed with the Commission on May 16, 2007. No additional securities are being registered by this Pricing Supplement No. 13/A.

*	Commencing May 18, 2007 and on the 18th of each August, November, February and May thereafter prior to Maturity.

**	Commencing May 18, 2007 and on the 18th of each August, November, February and May thereafter up to and including the Maturity date.

+
Means the offered rate for deposits in U.S. dollars having a maturity of three months, beginning on the second London Banking Day after each Interest Determination Date, which appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on that date.

In the case where no rate appears on Reuters Screen LIBOR01 Page, LIBOR will be determined based on the rates at approximately 11:00 a.m., London time, on that Interest Determination Date at which deposits in U.S. dollars having a three-month maturity are offered by four major banks in the London interbank market selected by the Calculation Agent to prime banks in the London interbank market beginning on the second London Banking Day after that date and in a principal amount of not less than U.S. $1,000,000 that is representative of a single transaction in such market at such time (a ‘‘representative amount’’). The Calculation Agent will request the principal London office of each such bank to provide a quotation of its rate. If at least two such quotations are provided, the LIBOR rate for that date will be the arithmetic mean of such quotations.

If fewer than two quotations are provided, LIBOR for that date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. on such date by three major banks in New York City selected by the Calculation Agent for loans in U.S. dollars to leading European banks having a three-month maturity beginning on the second London Banking Day after that date and in a principal amount of not less than a representative amount.

Finally, if the three banks are not quoting as mentioned above, the LIBOR rate will remain the rate then in effect on such Interest Determination Date.

The distribution of Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.
We intend to treat the Notes as variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single qualified floating rate for U.S. federal income tax purposes.

CERTAIN ERISA CONSIDERATIONS

Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") and other benefit plan investors should review the section entitled "ERISA Considerations" in the base prospectus. Investors should note the discussion of the new statutory exemption in the recently enacted Pension Protection Act of 2006 for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a plan subject to ERISA and/or Section 4975 of the Code (a "Plan"), or because they are related to a service provider. Generally, the new exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this new statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing securities on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither we nor our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the Notes, both of which are necessary preconditions to utilizing this new exemption. Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the administrative and statutory exemptions (including the new exemption discussed herein) described in the base prospectus.

A fiduciary of a Plan or a plan subject to provisions of applicable federal, state or local law similar to the foregoing provisions of ERISA or the Code ("Similar Law") purchasing the Notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the Notes for the IRA, shall be deemed to represent, by its purchase, that its purchase, holding, and disposition of the Notes does not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or a non-exempt violation of Similar Law.